FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended March 4, 2005

Vannessa Ventures Ltd.

Suite 220-1010 1st Street SW

Calgary Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   X

FORM 6-K

EXHIBIT INDEX

EXHIBIT   1 .

Press Release-March 4, 2005

VANNESSA VENTURES LTD.

220, 1010 – 1st S.W.

Calgary Alberta T2R 1K4

Telephone: (403) 444-5191

NEWS RELEASE

March 4, 2005

Trading Symbol: TSXV: VVV

Project Update - Marudi Mountain

Calgary, March 4, 2005 - Vannessa Ventures Ltd (the “Company”) is pursuing a 2,600 m drilling program on its Marudi property in Southern Guyana. The program, which is now over half complete, was suspended during the Christmas break and has since resumed. The program aims at further defining and testing the extensions of the Mazoa mineralized zone where measured and indicated mineral resources of 3.38M tonnes averaging 2.94 grams per tonne (gpt) Au (319,600 Oz) and inferred mineral resources of 0.86M tonnes averaging 2.45 gpt Au (67,800 Oz) using a cut-off grade of 1.0 gpt Au.  These results have been previously reported on SEDAR, December 5, 2003. The mineralized zone is hosted in silicified tuffs intercalated with a quartzite unit, at the contact of strongly metamorphosed volcano-sediments in the hanging wall and basal andesitic flows. Mineralization consists of minor sulphides (py, po, cpy) and occasional fine free gold grains disseminated in multi-directional quartz veinlets and stockwork, developing mostly within the quartzite unit. Assay results received from Cambior Inc.’s Omai Gold Mine Laboratory to date have been validated and compiled. Recent drilling has yielded the following intersections:

DHole-ID	From	To	Interv.(m)	TW Interv.	Au (gpt)	Interpretation
MR-04-02	75.20	81.00	5.80	~ 3.5 m	3.672	Shallow FW Quartzite Lens
MR-04-02	150.20	166.00	15.80	~ 8.5 m	3.858	HW Quartzite Lens
MR-04-05	280.00	289.40	9.40	~ 4.5 m	0.972	Deep FW Quartzite Lens
MR-04-04	183.50	187.50	4.00	~ 3.5 m	3.339	Deep HW Quartzite Lens
MR-04-04	195.45	200.50	5.05	~ 4.5 m	3.470	Mazoa Quartzite Lens (Upper Mazoa)
MR-04-04	206.20	212.80	6.60	~ 5.5 m	1.750	Mazoa Main Quartzite Lens (DH on-going...)

While drilling has so far largely confirmed the location and is consistent with the current interpretation of the Mazoa deposit, the results obtained on DHole MR-04-04 are particularly encouraging since they intersected the mineralized horizon higher than expected, suggesting the existence of multiple mineralized lenses running sub parallel to the main, previously identified, mineralized zone. Moreover, MR-04-04 ended in mineralization when drilling was interrupted shortly before Christmas.  Drilling has since resumed and MR-04-04, which is the first of a sequence of holes attempting to test the deeper extensions of Mazoa, is being drilled down to 300m.

The Company has also reviewed historical records prepared by Norman Mines in the 1940's with respect of its underground workings on the Marudi property and identified another interesting target in the Peace Creek area where drilling will be directed shortly.  These records report some very high grade (uncut) gold assays (ranging from 0.31 gpt Au over 0.91m to 1,566.37 gpt Au over 1.22m) from historical adit channel samples across shallow vein structures.   Although the adits have been located these historical records cannot be verified in-situ due to deterioration in the condition of the adits.

Finally, a number of distinct gold geochemical anomalies, interpreted from a total of 1,442 1m-deep auger soil samples, collected along a 100m x 50m grid pattern covering the central part of the property, will be tested in subsequent drill holes.

Project Update - Las Cristinas

The International Arbitration Process is advancing with both the Company and the Government of Venezuela having selected Arbitrators and submitted their respective names to the International Center for the Settlement of Investment Disputes (ICSID) in Washington D.C.  The process of selecting the third Arbitrator to complete the tribunal is underway.

Vannessa is aware of the statement released by the Deputy Minister of Mines in December of last year in which he stated that Venezuela is interested in resolving the conflict with MINCA over the Las Cristinas Mine issue.  Venezuela formed a new Ministry that is responsible for Basic Industries and Mines and it can be expected that new Deputy Ministers will be appointed soon.

There have also been major changes to the management personnel and structure of the Corporación Venezolana de Guayana (CVG) and the new management has publicly announced that it will review mining contracts entered into between the CVG and foreign entities.

By order of the Board,

John R. Morgan

President

Vannessa Ventures Ltd.

“The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.”